Exhibit 99.1

Cegeka to Acquire CTG for $10.50 Per Share, Enhancing Value to Customers Across North America and Europe

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Cegeka finds in CTG a partner that complements its customer and service portfolio and strengthens Cegeka’s capabilities and knowledge. Cegeka and CTG together can deliver enhanced value to customers across North America and Europe.

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Cegeka will acquire CTG for $10.50 per share in cash in a transaction valued at approximately $170 million. The acquisition is expected to bring Cegeka to an annual turnover in 2024 of €1.4 billion, employing over 9,000 people in 18 countries.

HASSELT, BELGIUM/LIMBURG and BUFFALO, N.Y.—August 9, 2023: Cegeka Groep nv (“Cegeka”), a leading European IT solutions company, and Computer Task Group, Incorporated (Nasdaq: CTG) (“CTG”), a leader in North America and Western Europe helping companies employ digital IT solutions and services to drive their productivity and profitability, today announced that they have entered into a definitive agreement under which Cegeka agreed to acquire CTG for $10.50 per share of common stock in an all-cash transaction, representing an implied equity value of approximately $170 million.

CTG is a leading provider of digital transformation solutions with a strong client base across high-growth vertical markets, focused primarily on healthcare, finance, energy, manufacturing, and government. The Company had $325 million in 2022 revenue and $306 million in trailing 12-month revenue as of June 30, 2023. CTG operates in three segments: North America IT Solutions and Services, Europe IT Solutions and Services, and Non-Strategic Technology Services. Since 2018, CTG has transformed into a provider of recurring and higher-margin Solutions work, which has significantly expanded its gross margin from 19.1% in 2018 to 28.1% as of June 30, 2023.

This transaction aligns with Cegeka’s long-term strategic vision for growth and ambition. “This merger is a logical next step in the continuous growth journey of Cegeka. In CTG, we find a partner that complements our customer and service portfolio and strengthens our capabilities and knowledge,” said Stijn Bijnens, CEO of Cegeka.

“Together, we can deliver enhanced value to customers across North America and Europe. As we proceed with the acquisition process, we look forward to welcoming the employees of CTG across India, Colombia, Europe, and North America,” said André Knaepen, Chairman of the Board of Directors of Cegeka.

Q&A – Acquisition process of CTG •

“We are excited to enter into this transaction with Cegeka, which is a testament to the significant efforts we have undertaken to drive our transformation strategy to make CTG a pure-play digital IT solutions provider,” said Filip Gydé, CTG President and CEO. “At CTG, our mission is to drive better, faster results for our customers with high-value digital transformation solutions. In Cegeka, we are pleased to have found a partner that will enable us to accelerate this important work. We are confident that joining with Cegeka is in the best interest of our employees, will continue to drive the high-value services and solutions our customers have come to expect, and will deliver immediate value to our shareholders.”

Financial Highlights

The acquisition is expected to bring Cegeka to an annual turnover in 2024 of €1.4 billion, employing over 9,000 people in 18 countries. This transaction will move Cegeka from a leading European IT solutions company to a Global IT integrator.

Transaction Details

Under the terms of the merger agreement, a wholly owned subsidiary of Cegeka will commence a tender offer to acquire all outstanding shares of CTG for $10.50 per share of common stock in cash, representing an implied equity value of approximately $170 million. The offer price represents a 44.8% premium to the trailing 90-day volume weighted average stock price as of August 7, 2023. Both the Cegeka and CTG board of directors unanimously approved the merger agreement.

In connection with the execution of the merger agreement, certain CTG’s directors and executive officers, holding approximately 8.8% in the aggregate of CTG’s outstanding shares, entered into an agreement in which they agreed to tender all their shares in the tender offer.

The closing of the transaction will be subject to customary conditions, including the expiration or termination of certain regulatory periods and the tender of shares representing at least two-thirds of CTG’s outstanding common stock in the tender offer, as required by the merger approval requirements under applicable New York law. Upon the successful completion of the tender offer, Cegeka would acquire any shares of CTG’s common stock not tendered through a second-step merger effected for the same per common share consideration. The transaction is expected to close later in 2023. Upon the successful completion of the tender offer, Cegeka’s acquisition subsidiary will be merged into CTG, and any remaining shares of common stock of CTG will be canceled and converted into the right to receive the same $10.50 per share in cash.

After closing, CTG will become a privately held company, and shares of CTG common stock will no longer be listed on any public market.

CTG Second Quarter 2023 Financial Results

CTG will announce its second quarter 2023 results in a separate release later today. The press release will be made available on CTG’s website. Due to the pending acquisition by Cegeka, CTG will not host its earnings call previously scheduled for today, August 9, 2023, at 11:00 a.m. Eastern Time.

Advisors

Stifel Financial Corp. is the financial advisor, and DLA Piper LLP is the legal advisor to Cegeka. KPMG assisted Cegeka in the financial, tax, and HR due diligence.

Raymond James & Associates, Inc. is acting as financial advisor to CTG. Baker McKenzie LLP serves as the Company’s legal advisor.

Q&A – Acquisition process of CTG •

About Cegeka

Cegeka is an ambitious and leading IT solutions provider. In line with our motto, ‘In close cooperation,’ we strive to provide the best possible customer service and support our more than 2,500 customers in their digitization journey. Cegeka offers integrated end-to-end solutions in the fields of Data, Applications, and Infrastructure which are strongly interconnected.

Cegeka has over 6,000 employees with locations in Belgium, Luxembourg, the Netherlands, Germany, Austria, Romania, Moldova, Italy, the Czech Republic, Slovakia, Sweden, the United States, and Greece, and has a consolidated turnover of €871 million (in 2022). Cegeka is a European family-owned company. It was founded in 1992 by André Knaepen, who is currently the chairman of the board of directors. CEO Stijn Bijnens manages the Company from its head office in Hasselt, Belgium.

About CTG

CTG is a leading provider of digital transformation solutions and services that accelerate clients’ project momentum and achievement of their desired IT and business outcomes. We have earned a reputation as a faster, more reliable, results-driven partner focused on integrating digital technology into all areas of its clients to improve their operations and increase their value proposition. CTG’s engagement in the digital transformation process drives improved data-driven decision-making, meaningful business performance improvements, new and enhanced customer experiences, and continuous innovation. CTG operates in North America, South America, Western Europe, and India. CTG regularly posts news and other important information at www.ctg.com.

Important Information for Investors and Security Holders

The tender offer for all the outstanding common stock of CTG referred to in this press release has not yet commenced. The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Cegeka will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of CTG will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Cegeka will file a tender offer statement on Schedule TO, and thereafter CTG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, and the solicitation/recommendation statement will be available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal, and certain other offering documents will be made available by Cegeka and, when available, may be obtained by directing a request to the information agent for the tender offer that will be named in the Schedule TO and related offer documents. Copies of the documents filed with the SEC by CTG will be available free of charge on CTG’s internet website at www.ctg.com or by contacting CTG’s Investor Relations Department at +1 716 887 7368.

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In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Cegeka, as well as the solicitation/recommendation statement filed by CTG will be filed with the SEC. CTG will also file periodic and current reports with the SEC. You may read and copy any reports or other information filed by Cegeka or CTG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CTG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This press release contains statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, including statements regarding the proposed acquisition of CTG by Cegeka (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Cegeka and CTG. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements.

Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including the possibility that a governmental agency may prohibit, delay, or refuse to grant approval for the consummation of the Proposed Acquisition; statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of CTG’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Cegeka and CTG to terminate the merger agreement; negative effects of the announcement of the Proposed Acquisition on the market price of CTG’s common stock and/or on it business, financial condition, results of operations, and financial performance (including the ability of CTG to maintain relationships with its customers, suppliers, and others with whom it does business); the effects of the Proposed Acquisition (or the announcement thereof) on CTG’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; competition for clients; the increased bargaining power of CTG’s large clients; the occurrence of cyber incidents and CTG’s ability to protect confidential client data; the partial or complete loss of the revenue CTG generates from its largest client, International Business Machines Corporation (IBM); the uncertainty of CTG’s clients’ implementations of cost reduction projects; the mix of work at CTG between IT Solutions and Services and Non-Strategic Technology Services, and the risk of disengaging from Non-Strategic Technology Services; currency exchange risks; risks associated with CTG’s domestic and foreign operations, including uncertainty and business interruptions resulting from political changes and actions in the U.S. and abroad, such as the conflict between Russian and Ukraine and recent developments in China, and volatility in the global credit and financial markets and economy; renegotiations, nullification, or breaches of contracts with clients, vendors, subcontractors or other parties; the impact of current and future laws and government regulations, as well as repeal or

Q&A – Acquisition process of CTG •

modification of such, affecting the IT solutions and services industry, taxes and CTG’s operations in particular; industry, economic, and political conditions, including fluctuations in demand for IT services; and consolidation among CTG’s competitors or clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Cegeka and CTG and could cause actual results to differ materially. The forward-looking statements included in this press release are made only as of the date hereof. Cegeka and CTG do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

A further description of risks and uncertainties relating to CTG can be found in CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by CTG and available at www.sec.gov and www.ctg.com.

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Investor Relations:

John M. Laubacker, EVP, Chief Financial Officer, and Treasurer

+1 716 887 7368

Media

Amanda LeBlanc, Chief Marketing Officer and Vice President, Global Marketing

amanda.leblanc@ctg.com

+1 225 772 8865

Sergio Destino, Global Operational Marketing Director

sergio.destino@cegeka.com

+32 473 490832